DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com

Yvan-Claude Pierre yvan-claude.pierre@dlapiper.com T 212.335.4670 F 917.778.8670

November 18, 2010

Securities and Exchange Commission
100 F Street
Washington, D.C. 20549
Attention:	H. Christopher Owings
Angie Kim

Re:	Kingold Jewelry, Inc.
Amendment No. 2 to Registration Statement on Form S-l
Filed October 29, 2010
File No. 333-167626
Amendment No. 2 to Form 10-K
for Fiscal Year Ended December 31, 2009
Filed October 29, 2010
Form 10-Q for Fiscal Quarter
Ended September 30, 2010
Filed November 12,2010
File No. 001-15819

Dear Mr. Owings:

On behalf of Kingold Jewelry, Inc. (the “Company”), we are pleased to respond as follows to the Staff’s comment letter, dated November 15, 2010, relating to the above-captioned Registration Statement.  Captions and page references herein correspond to those set forth in Amendment No. 3 to the Registration Statement filed on November 18, 2010 (“Amendment No. 3”), a copy of which has been marked with the changes from Amendment No. 2 to the Registration Statement filed on October 29, 2010 (“Amendment No. 2”).  We have enclosed four (4) copies of a marked draft of the Registration Statement and two (2) copies of a clean draft of the Registration Statement with this letter.

This letter is being filed in response to the Securities and Exchange Commission’s (“Staff’s”) comments dated November 15, 2010.

Please acknowledge your receipt of this filing by date-stamping the enclosed copy of this letter and returning it in the stamped, self-addressed envelope provided.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments in italics and provided the Company’s response to each comment immediately thereafter.

Shown below are specific responses to the numbered paragraphs contained in your comment letter (with such responses numbered to reflect the comment letter paragraph it is responsive to).

Amendment No. 2 to Registration Statement on, Form S-l

Prospectus Cover Page

1.
Please update the reported market price for your shares of common stock as of the latest practicable date and reconcile this amount with your disclosure in the third paragraph on page 72.  Please see Instruction 2 to Item 501(b)(3) of Regulation S-K.

Response: Pursuant to the Staff’s comment, we have updated our reported market price on the prospectus cover as well as on page 73 to reflect the latest practicable date.

Third Party Data, page 2

2.
We note your response to comment 3 in our letter dated October 20, 2010. In this section, please disclose Messrs. Jia and Zhao’s current positions at the Gems and Jewelry Trade Association of China, any prior positions held as well as the duration of these positions.  Please revise this section to also include China Gold Association and disclose Mr. Zhang’s relationship with this entity.

Response: Pursuant to the Staff’s comment, we have revised our disclosures on pages 2 and 60 to reflect the respective positions that Messrs. Jia, Zhao and Zhang currently hold at the Gems and Jewelry Trade Association of China and the China Gold Association.

3.
We note your response to comment 3 in our letter dated October 20, 2010 and the related revisions in your filing.  We further note your statement on pages 3 and 47 that “[a]ccording to statistics provided by Gems and Jewelry Trade Association of China, in 2007, [you] ranked first in the PRC’s gold industry nationwide in total volume of 24 Karat gold production” as well as your statement in the third paragraph on page 3 that “[you] are one of the leading professional designers and manufacturers of 24 Karat gold jewelry.” Please reconcile these statements with the supplemental materials provided.  We note the supplemental materials provided do not specify karats of gold or design capabilities.  Please also update your 2007 ranking disclosure to a more recent date and include the basis for this ranking.

Response: We note the Staff’s comment. We have revised our disclosure on pages 3 and 48 to indicate that “according to accreditations provided by the China Gold Association, we ranked as one of the top three gold jewelry manufacturers in China in both 2008 and 2009.” We have supplementally provided the accreditation.

Prospectus Summary, page 3

4.
We note your response to comment 6 in our letter dated October 20, 2010 and the related revisions in your filing.  Please clarify in your filing that Fok Wing Lam Winnie’s Mandarin name is Hou Yong Lin.  In your Compensation Discussion and Analysis, please revise your disclosure to:

•	discuss the call option agreement;
•	clarify how the exercise price for the call option was determined; and
•	include the call option in your summary compensation table.

Please see Items 402(a)(2), 402(n) and 402(o) of Regulation S-K.  Please also provide the information required by Item 402(p) of Regulation S-K.

Response: Pursuant to the Staff’s comment, we have revised our disclosures on pages 6, 7, 21, 57, 58, 68, 69, II-6 and II-11 to reflect the fact that Fok Wing Lam Winnie’s Mandarin name is Hou Yong Lin. We have also revised the disclosure on pages 6, 21, 57 and 69 to include a discussions of the call option agreement and clarify how the exercise price was determined.

We have reviewed Items 402(n) and 402(o) of Regulation S-K and have revised the disclosure and summary compensation table on page 65. With respect to the call option, we note the Staff’s comment and our counsel’s discussion with Angie Kim on November 17, 2010. Per Ms. Kim’s direction, we have reviewed Items 402(a)(2) and 402(p) of Regulation S-K, including the second to last sentence of Item 402(a), and we respectfully disagree that the call option should be included in the summary compensation table per our analysis below.

Background

With respect to the background of our restructuring, please see “Corporate History” beginning on page 4.

Analysis of Call Option Shares

Generally, a call option agreement containing vesting conditions is an important and commonly used component in the legal restructuring process of a private operating company in the PRC that is preparing itself to become a public company in the United States. The use of the call option in such a legal restructuring was developed by PRC legal practitioners to accomplish the restructuring in a manner that complies with PRC regulations that restrict PRC residents from owning offshore entities (i.e. shares in the public entity) in direct exchange of their shares in the PRC operating company. These regulations include the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies, or Notice 75, issued by the State Administration of Foreign Exchange ("SAFE") in the PRC, which became effective as of November 1, 2005, and its interpretation, Circular 106, which was issued on May 29, 2007 and the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors issued by six ministries in the PRC, which became effective on September 8, 2006 (collectively, the "PRC Rules").

On the advice of the Company's PRC legal counsel and as part of the restructuring of Dragon Lead in a manner that complies with PRC Rules, Zhihong Jia and Bin Zhao (each a named executive officer and director of the Company) entered into the Amended and Restated Call Option Agreement (“Call Option”) that gave them the right to acquire shares in the Company over a period of time, such that Messrs. Jia and Zhao would acquire relatively the same ownership interest in the Company as they held in Dragon Lead Group Limited prior to our restructuring. The Call Option provided assurance to Messrs. Jia and Zhao that they could retain control of the public entity, even though such shares were held under the nominee's name immediately following the share exchange. Furthermore, the Call Option was a mechanism designed to "return" Messrs. Jia’s and Zhao’s shares once PRC law changed to allow PRC residents to own offshore entities. The Call Option was not intended to provide compensation and, in fact, did not provide compensation for the employment services to be performed. Instead, the full amount of the compensation payable to Messrs. Jia and Zhao for their services to be performed for the past two fiscal years is set forth pursuant to a verbal agreement for an annual compensation set forth in the summary compensation table on page 64 of $17,508 and $108,984, respectively, and now pursuant to employment agreements that they entered into with the Company and its subsidiary, Wuhan Kingold for an annual cash compensation of approximately (considering foreign exchange rate variations) $175,000 and $150,545, respectively, as we disclose in the Company's registration statement on page 65 and have filed as exhibits 10.18 and 10.19. The compensation expenses above were properly accounted in the Company's financial statements.

In further support the Company makes reference to Accounting Standards Codification ("ASC") 805-10-55-24 to 25. Even though ASC 805-10-55-24 to 25 is not directly applicable to the Company's situation, through analogy the Company believes its conclusions are consistent with GAAP based upon the following factor analysis pursuant to ASC 805-10-55-24 to 25 for purposes of determining whether characteristics of compensation exist:

(a) Continuing Employment: As the Company indicated above, there exists no forfeiture provisions in their employment agreements and, as such, continued employment is not a condition to Messrs. Jia’s and Zhao’s ownership of the Call Option Shares.

(b)            Duration of continuing employment. See the Company's response to paragraph (a) above.

(c)            Level of Compensation. As the Company indicated above, the full amount of the compensation payable to Messrs. Jia and Zhao for their services is reasonable in relation to the nature of their services and is fully set forth in their respective employment agreements. The Call Option provides no performance reward or incentive for such services and only served as a customary mechanism for delivery to Messrs. Jia and Zhao of their shares in the Company in exchange for transferring their equity interests in Dragon Lead to the Company.

(d)            Incremental payments to employees. As the Company indicated above and in the registration statement, Messrs. Jia and Zhao received the Call Option (and the Make Good Escrow Agreement) giving them the ability to acquire shares in the Company such that they would receive the same relative ownership percentage in the Company as they held in Dragon Lead.

(e)            Number of shares owned. See the Company's response to paragraph (a) above.

(f)            Linkage to the valuation. The Company does not believe that this is applicable. The future receipt of Call Option Shares is in fact the legal formality of restoring Messrs. Jia’s and Zhao’s direct controlling ownership in the Company instead of indirect controlling ownership, not additional compensation or additional consideration.

(g)            Formula for determining consideration. The Company does not believe that this is applicable as there are no earnings thresholds contained in the Call Option, and the Call Option Shares were in fact just the transfer of the form of ownership from Messrs. Jia’s and Zhao’s indirect to direct ownership of those same respective shares.

(h)            Other agreements and issues. The Company does not believe that this is applicable.

For the reasons discussed above, the Company believes its accounting treatment of the Call Option Shares properly followed the legal and accounting assessment of the Call Option as not possessing the characteristics of compensation.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 36

Critical Accounting Policies and Estimates, page 37

5.
We have reviewed your response to comment 20 in our letter dated October 20, 2010.  Please note that if a reasonably likely change in a critical accounting assumption or estimate would not materially impact your financial statements, we believe it provides useful sensitivity information to your investors if you disclose this fact.  For example, please provide additional disclosures to explain if circumstances did not require you to test any long-lived assets for impairment or if the undiscounted cash flows and/or fair values of tested long-lived assets significantly exceeded their carrying values.

Response: Pursuant to the Staff’s comment, we have revised our disclosures regarding our “Critical Accounting Policies and Estimates” related to both “Inventories” and “Accounting for the Impairment of Long-Lived Assets” on pages 37 and 38, respectively.

Results of Operation, page 39

6.
We have reviewed your response to comment 23 in our letter dated October 20, 2010 and reissue our prior comment.  Although we note that you provided revised annual revenue disclosures as a result of the revenue example included in our prior comment, it does not appear you made any changes to your interim results of operations disclosures or any revisions to the non-revenue line item disclosures in your annual discussion.  Please be advised that our prior comment should be applied to both the annual and interim results of operations discussions and to all statement of operations line items, including cost of sales, gross profit, operating and nonoperating expenses, and income tax expense.  Please revise your disclosures accordingly.

Response: Pursuant to the Staff’s comment, we have revised our discussion regarding our Results of Operations for the three and nine months ended September 30, 2010 on pages 39 – 42, as well as for our annual Results of Operations for 2008 and 2009 on pages 43 – 45.

Liquidity and Capital Resources, page 45

7.
We note your response to comment 22 in our letter dated October 20, 2010.  In your filing, please revise to discuss the types of government policies implemented by the Chinese government and how you believe they have resulted in increased demand for 24K gold products.  Please also provide the source information supplementally and translated in English.

Response: We have noted the Staff’s comment. Although management believes that the preemptive actions taken by the Chinese government in response to the global economic downturn will have a positive effect on our sales, we are, at this time, unable to provide the Staff with sufficient quantifiable evidence directly supporting this conclusion. Accordingly, we have removed the relevant disclosure from page 46.

Business, page 47

Our Strengths, page 48

8.
We note your response to comment 5 in our letter dated October 20, 2010 and the related revisions in your filing.  Based on the Cooperation Agreement provided supplementally, it appears that the term of this agreement expires in November of 2010.  Please provide an updated copy of this Cooperation Agreement or revise your disclosure accordingly.

Response: We note the Staff’s comment. The Company hereby advises the Staff that the translated Cooperation Agreement that we previously provided in response to comment 5 in the Staff’s letter dated October 20, 2010 contained an error; the Cooperation Agreement expires November 2012, not November 2010, as was indicated in the translated text in the version of the document previously provided. The error was purely do to a translation error and did not appear in the executed Chinese version of the Cooperation Agreement previously provided to the Staff. We have corrected the translated version of the document to accurately reflect the terms of the agreement, and have supplementally provided the Staff with both the corrected translated version as well as the executed Chinese version.

Director and Executive Officer Compensation, page 62

Compensation Discussion and Analysis, page 62

9.
We note your response to comment 29 in our letter dated October 20, 2010 and the related revisions in your filing.  However, we cannot seem to locate your disclosure stating that the majority of the services provided by your executives are provided to Wuhan Kingold and Vogue-Show and that your executives do not receive any compensation for services provided to any of its subsidiaries.  To the extent this statement is true, such as you state in your response letter dated October 1, 2010, please clearly state so in your filing and further clarify why the employment agreements with Messrs. Liu and Jia filed as Exhibits 10.10 and 10.18, respectively, appear to provide payment from your company to these executives.

Response: We note the Staff’s comment, and have revised our disclosure on page 65 accordingly. Pursuant to the terms of the employment agreements that Messrs. Jia and Liu have with the Company (filed as Exhibits 10.18 and 10.10, respectively), both executives are compensated by the Company for services provided to the Company and our subsidiaries, including Wuhan Kingold and Vogue Show. Pursuant to the terms of the employment agreement that Mr. Zhao has with Wuhan Kingold (filed as Exhibit 10.19), Mr. Zhao is compensated by Wuhan Kingold for services provided to Wuhan Kingold, as well as its affiliates, including the Company and Vogue Show.

Employment Agreements, page 63

10.
We note your statement that Wuhan Kingold has entered into an employment agreement with Mr. Zhao.  Please file this employment agreement as an exhibit.  Please see Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: Pursuant to the Staff’s comment, we have filed the Employment Agreement dated April 1, 2008 and amended October 28, 2010 between Wuhan Kingold and Bin Zhao as Exhibit 10.19.

Security Ownership of Certain Beneficial Owners and Management, page 66

11.
We note your response to comment 32 in our letter dated October 20, 2010.  However, given that Famous Grow Holdings is an affiliate of the company, it appears that you should be able to identify the natural persons who have voting and/or investment control over the securities held by this 5% stockholder.  Please revise.

Response: Pursuant to the Staff’s comment, we have revised our disclosure in the footnotes to the Beneficial Ownership table on page 67.

12.
We note your response to comment 34 in our letter dated October 20, 2010 that Messrs. Jia and Zhao have executed a written agreement acknowledging how the shares beneficially owned under the Amended and Restated Call Option Agreement are allocated.  It does not appear that you have supplementally provided us with this agreement.  Please also file this agreement as an exhibit.  Please see Item 601(b)(10)(iii)(A) of Regulation S-K.

Response: Pursuant to the Staff’s comment, we have filed the Acknowledgement Letter dated October 29, 2010 between Zhihong Jia and Bin Zhao as Exhibit 10.20.

13.
We note your disclosure in footnote 1 to the beneficial ownership table that the 17,350,194 shares beneficially owned by Mr. Jia, which comprises 41.51 % of the outstanding shares, represent those shares which can be acquired pursuant to the Amended and Restated Call Option Agreement.  We further note that the fourth sentence of Mr. Jia’s executive employment agreement filed as Exhibit 10.18 states that “immediately after being employed by the Company, [Mr. Jia] shall own approximately 41.51% of the issued and outstanding equity interests in the Company.”  Please clarify or revise.

Response: We note the Staff’s comment. As stated in footnote one to the beneficial ownership table on page 67, the 17,350,194 shares beneficially owned by Mr. Jia, which account for 40.98% of the shares outstanding as of the date of Amendment No. 3, represent those shares which can be acquired pursuant to the Amended and Restated Call Option Agreement. Mr. Jia’s ability to exercise his rights and acquire these shares under the Amended and Restated Call Option Agreement is in no way based upon his employment or performance as an executive of the Company. Rather, the Amended and Restated Call Option Agreement is an independent stand-alone agreement between Zhihong Jia, Bin Zhao and Fok Wing Lam Winnie, and is unrelated to Mr. Jia’s employment by the Company. Also, please see our response to comment 4. The percertage of shares owned by Mr. Jia was inadvertently referenced in the recitals to Mr. Jia’s employment agreement dated October 27, 2010. Accordingly, the Company hereby advises the Staff that we have amended and restated Mr. Jia’s employment agreement to remove the reference in the recitals to the Amended and Restated Call Option Agreement. We have filed Mr. Jia’s amended and restated employment agreement, dated November 18, 2010, as Exhibit 10.18. As of the date of hereof, Mr. Jia has not exercised his rights under the Amended and Restated Call Option Agreement, and thus, the disclosure in footnote one to the beneficial ownership table on page 67 we believe is accurate.

Certain Relationships and Related Party Transactions, page 68

14.
We note your response to comment 37 in our letter dated October 20, 2010 that the $7.27 and $2.0 million to Vogue-Show under the Exclusive Consulting Management and Technical Support Agreement were for calendar years 2009 and 2008, respectively.  Please state this in your filing.

Response: We note the Staff’s comment. The Company hereby advises the Staff that our response to comment 37 in the Staff’s letter dated October 20, 2010 incorrectly attributed payment to calendar years 2008 and 2009. Given that the Exclusive Management Consulting and Technical Support Agreement was not entered into until June 30, 2009, all payments for both (i) consulting and (ii) technical support fees were made to Vogue-Show for services provided in calendar year 2009. Accordingly, our disclosure on page 69 has been revised to state that “under the Exclusive Management Consulting and Technical Support Agreement, for the calendar year 2009, Vogue-Show received $7.27 million in consulting fees and $2.0 million in technical support fees.”

Exhibit Index, page II-9

15.	We note your response to comment 40 in our letter dated October 20, 2010 and the related revisions in your filing. Please also update your description of Exhibit 4.16 on page II-10.

Response: Pursuant to the Staff’s comment, we have revised the description of Exhibit 4.16 on page II-10.

16.
We note your response to comment 41 in our letter dated October 20, 2010 and the related revisions in your filing.  Please provide complete and fully executed versions of your exhibits.  For example and not as an exhaustive list:

•	Please refile a fully executed version of Exhibit 10.6;
•	Please refile a complete and fully executed version of Exhibit 10.12;
•	Please refile complete and fully executed versions of Exhibit 10.13, 10.14 and 10.15 to include the penalty rates in Part I of the agreements; and
•	Please file a complete and fully executed version of Exhibit 10.16 to include the party names.

Response: We note the Staff’s comment. With respect to the providing the missing information in the exhibits expressly mentioned above (10.12, 10.13, 10.14, 10.15 and 10.16), we have updated and refiled the exhibits to ensure that all blanks have been filled in appropriately so as accurately reflect the underlying original agreements. The bulk of the information that was not previously provided is attributable to translation errors. We have gone through all of our previously filed Exhibits to ensure that the Staff now has a full set of completed Exhibits.

With respect to the Staff’s request that we provide fully executed versions of our exhibits, we respectfully advise the Staff that we have previously provided fully executed versions of all exhibits. In China, it is customary that individuals and entities execute legally binding documents with what is referred to as a “chop.” Chops are unique to each individual or entity, and can be thought of similar to, yet with much more legal significance than, a corporate seal in the American legal system. While some individuals and entities chose to physically sign legally binding documents, the vast majority apply their chop in lieu of their signature. The majority of exhibits that we have filed were originally drafted in Chinese and, pursuant to the Staff’s rules, have been translated into English. The signatures blocks on original underlying documents for the exhibits reference by the Staff above (10.6, 10.12, 10.13, 10.14, 10.15 and 10.16) all were executed with a chop and in lieu of a signature. Accordingly, in an effort to present reproductions of our translated exhibits to investors in as accurate of a manner as possible, we have noted that the signatures have been provided via an official seal, or chop.

Exhibit 5.1

17.
We note your response to comment 44 in our letter dated October 20, 2010 and the related revisions in your filing.  Please revise the number of shares in the last sentence of the first paragraph to include the underwriters’ overallotment option of 750,000 shares.

Response: Pursuant to the Staff’s comment, we have revised the relevant language and refiled Exhibit 5.1.

Exhibit 5.2

18.
We note your response to comment 49 in our letter dated October 20, 2010.  However, the language still appears to imply a limitation on reliance by shareholders.  In the third to last paragraph, please delete the phrase “is issued to the Company” and “and is for the Company’s use” in the first sentence and the phrase “by the Company” in the second sentence.

Response: Pursuant to the Staff’s comment, we have revised the relevant language and refiled Exhibit 5.2.

Amendment No. 2 to Form 10-K for Fiscal Year Ended December 31, 2009
Signatures, page 2

19.
We note your response to comment 61 in our letter dated October 20, 2010.  Please also have a majority of your board of directors sign your Form 10-K.  Please sec Form 10-K and General Instruction D(2)(a).

Response: Pursuant to the Staff’s comment, we have had a majority of the board of directors sign the 10-K and have filed a corresponding amendment.

Form 10-Q for the Period Ended September 30, 2010

Condensed Consolidated Statements of Cash Flows, page 7

20.
Please tell us why you classify deferred offering costs as an operating activity and not a financing activity on your statement of cash flows.  In doing so, please clarify if these deferred costs relate to your current equity offering or a separate debt offering.

Response: Pursuant to the Staff’s comment, we have refiled the 10-Q for the period ended September 30, 2010, and in doing so, restated the Statement of Cash Flows to accurately reflect the reclassification of the relevant cash flows from an operating activity to a financing activity. Furthermore, the Company hereby advises the Staff that all of relevant the deferred costs relate to our current equity offering.

Exhibits 31.1 and 31.2

21.
Your certifications should appear exactly as set forth in Item 601(b)(31) of Regulation S-K.  Your replacement of the word “registrant” with “small business issuer” in paragraph 3 is not permissible.  Please revise in future filings.

Response: Pursuant to the Staff’s comment, we have made the requisite revisions to Exhibits 31.1 and 31.2, and have included the updated Exhibits in our amendment to the 10-Q.

If you have any questions, please contact the undersigned at 212.335.4670.

Sincerely,

/s/ Yvan-Claude Pierre

Yvan-Claude Pierre

*****

cc:	Mr. Zhihong Jia, Kingold Jewelry, Inc.
Paul Goodman, Esq., Cyruli Shanks Hart & Zizmor, LLP
William Haddad, Esq., DLA Piper LLP (US)
Yang Juan, Grandall Legal Group (Beijing)